UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 000-19119

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEPHALON, INC. 401(k) PROFIT SHARING PLAN

B.        Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEPHALON, INC.

41 Moores Road

Frazer, Pennsylvania 19355

(610) 344-0200

REQUIRED INFORMATION

The Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Cephalon, Inc.

401(k) Profit Sharing Plan

Financial Statements as of and for the years ended

December 31, 2010 and 2009 and

Supplemental Schedule as of

December 31, 2010

Cephalon, Inc.

401(k) Profit Sharing Plan

December 31, 2010 and 2009

*            Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974, as amended (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

Cephalon, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2010 and 2009, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 23, 2011

Cephalon, Inc.

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
ASSETS:
Investments, at fair value	$225,502,611	$183,411,119
Receivables:
Notes receivable from participants	4,063,073	3,060,623
Participant contributions	488,053	530,901
Employer contributions	956,387	1,024,710
Total receivables	5,507,513	4,616,234

Net assets available for benefits	$231,010,124	$188,027,353

The accompanying notes are an integral part of these financial statements.

Cephalon, Inc.

401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2010 and 2009

	2010	2009
Additions:
Net appreciation in fair value of investments	$20,503,724	$26,019,629
Dividend income	3,661,368	2,941,677
Total investment income	24,165,092	28,961,306

Interest income from participant loans	168,394	169,297

Participant contributions	19,566,323	19,588,795
Employer contributions	12,916,071	12,772,964
Total contributions	32,482,394	32,361,759

Total additions	56,815,880	61,492,362

Deductions:
Benefits paid to participants	14,147,937	6,892,254
Administrative fees	54,467	25,643
Total deductions	14,202,404	6,917,897

Net increase before transfers	42,613,476	54,574,465

Asset transfers in	369,295	—

Net increase in net assets available for benefits	42,982,771	54,574,465

Net assets available for benefits:
Beginning of year	188,027,353	133,452,888

End of year	$231,010,124	$188,027,353

The accompanying notes are an integral part of these financial statements.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.              Description of Plan

The following description of the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Cephalon, Inc. established the Plan effective January 1, 1990 for the benefit of its employees and eligible employees at its participating affiliates (collectively, “Cephalon” or the “Company”).  The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “IRC”), and is subject to the provisions of the ERISA.

Eligibility and Participation

The Plan is a defined contribution plan covering all full-time U.S. employees of the Company age 21 or older.  Eligible employees may enroll on the first day of employment and are vested immediately and fully.

Administration of the Plan

The Company is the Plan administrator. Additionally, the Company is a named fiduciary of the Plan, as well as the Plan sponsor, as defined by ERISA. The Company has delegated the responsibility for the review of investment performance and the selection of investment options for the Plan to an Investment Committee.  The Investment Committee operates under a written charter and consists of Company employees who are not compensated for services rendered.

Contributions

As of January 1, 2007, participants were permitted to contribute any whole percentage of their eligible annual pre-tax compensation up to established federal limits on aggregate participant contributions.  In 2010 and 2009, the Company made a discretionary matching contribution equal to 100 percent of the employee elected salary deferral up to six percent of eligible compensation.

Participants in the Plan who are age 50 and older are permitted to make additional salary deferral contributions that will qualify as “catch-up” contributions under the Economic Growth and Tax Relief Reconciliation Act of 2001. These catch-up contributions are not eligible for employer matching contributions.

The Company also may contribute an annual discretionary profit sharing contribution.  No discretionary profit sharing contributions have been made to the Plan for the years ended December 31, 2010 and 2009.  Profit sharing contributions will be made 100% in cash.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

Company Stock

Participants may direct up to 20 percent of their contributions to purchase units of the Company Stock fund in the Plan.

Participant Accounts

A participant may direct his or her contributions to various investment options offered by the Plan. As of December 31, 2010, the Plan offered 12 Target Retirement Funds, 18 core funds and a Company stock fund as investment options for participants. Each participant’s account is credited with the participant’s elective contribution and allocations of (a) employer matching contribution, (b) investment earnings, net of investment expenses, (c) the Company’s profit sharing contribution, if applicable and (d) administrative expenses, if applicable.  Allocations are based on participant compensation or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Effective January 4, September 1 and October 5, 2010 the Vanguard Total World Stock Index Fund, the Vanguard Small-Cap Index Fund and the Vanguard Target Retirement Fund 2055 were respectively added to the Cephalon 401(k) Profit Sharing Plan.  Effective March 31, 2010, the Templeton Growth Fund Class A and the Vanguard Asset Allocation Fund were removed from the Plan.

The applicable Vanguard Target Retirement Fund will serve as a Qualified Default Investment Alternative (QDIA) for employees who enroll in the Plan but fail to elect their own investments.

Vesting and Forfeitures

Participants are immediately and fully vested in their contributions plus actual earnings thereon and in all employer matching contributions made to the Plan on their behalf.  Discretionary profit sharing contributions, if any, will be fully vested (non-forfeitable).  As noted above, no discretionary profit sharing contributions have been made for the years ended December 31, 2010 and 2009.

During 2010 forfeited funds include excess employer matching contributions to participants during 2009 that were returned to the Plan assets and were used to reduce 2010 employer matching contributions by $1,686, with $24,369 of forfeited funds remaining in Plan assets at December 31, 2010.  During 2009, forfeited funds that stemmed from excess employer matching contributions to participants during 2008 were returned to the Plan assets and were used to reduce 2009 employer matching contributions by $5,395 with $1,686 of forfeited funds remaining in Plan assets at December 31, 2009.

Loans to Participants

In 2010, the Financial Accounting Standards Board issued guidance on participant loans.  While participant loans were formerly classified as part of investments, they are now classified as notes receivable from participants and are measured at their unpaid principal balance, plus any accrued but

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

unpaid interest.  This guidance is retrospectively effective for annual reporting periods ending after December 15, 2010.  We have adopted this guidance, which does not have a material impact on the Plan’s financial statements, retrospectively for all periods presented.

Active participants may borrow a minimum of $1,000 and up to the lesser of $50,000 or 50 percent of their account balance. The interest rate for participant loans is the quarterly prime rate at the time of the inception of such loan plus one percent.  Participant loans are secured by the remaining balance in the participant’s account. As of December 31, 2010 and 2009, loans outstanding had interest rates ranging from 4.25 to 9.25%.  Loans are repaid via payroll deductions with a portion of such withholding designated as principal repayment and a portion as interest.  No loan repayment period may exceed five years, unless such loan was used to acquire the participant’s principal residence, in which case the Plan administrator may extend the period of repayment.  Effective December 1, 2008, the number of loans for which an employee is eligible is three loans outstanding at one time. Current loans mature at various dates through January 2041.

In the event of termination of employment, a participant’s loan must be repaid in full or it will be treated as a distribution.

Distributions to Participants

Upon termination of service, participants are eligible for a distribution of Plan benefits.  Benefits are paid in the form of a single lump-sum amount or may be rolled over to a qualified retirement plan.  Benefits representing Company Stock are paid in the form of Company Stock, if requested.  The Plan allows a participant to elect to receive a distribution of his or her account balance if the participant experiences a total disability regardless of their employment status.  Participants may also make withdrawals for any reason after attaining age 59-1/2.

In the event of financial hardship (as defined in the Plan) and, if authorized by the Plan administrator, participants may withdraw money from their Plan accounts while they are still employed.

Administrative Expenses

Investment advisory fees for portfolio management are paid directly from fund earnings; they are included in the fund expense ratio.  Fees for specific services may be paid by employees.  During 2010 and 2009, $10,500 and $9,650 were paid by employees for loan processing and maintenance, respectively.  In addition, former employees who choose to keep their funds in the Plan paid a quarterly administrative fee as charged by Vanguard.  All other Plan expenses are paid by the Company.

Asset Transfers In

Effective February 1, 2010, the Arana Therapeutics, Inc. plan transferred into the Plan. The United States employees who participated in that plan are eligible to participate in the Plan.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

2.              Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair value.  Shares of registered investment companies are valued at net asset value, which represents the fair value of shares held by the Plan at year end.  The Company stock fund is valued at its year end unit closing price (comprised of year end market price of Company stock plus uninvested cash position).

Purchases and sales of investments are recorded on the trade-date basis. Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.  These reclassifications have no impact on our total assets.

Uncertain Tax Positions

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Fair Value Measurements

In January 2010, the Financial Accounting Standards Board issued guidance requiring new disclosures related to recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances and settlements on a gross basis in the Level 3 reconciliation.  This guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. Adoption will not have a material impact on the Plan’s financial statements.

The plan investments are stated at fair value. Current accounting guidance provides a three-tier fair value hierarchy, which prioritize the inputs used in measuring fair value as follows:

•                  Level 1: Observable inputs such as quoted prices in active markets for identical assets and liabilities;

•                  Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•                  Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

As of December 31, 2010 our fair value assets include:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies:
Equity funds	$129,500,637	$129,500,637	$—	$—
Target retirement funds	31,741,112	31,741,112	—	—
Bond funds	23,707,804	23,707,804	—	—
Short-term reserve funds	15,579,203	15,579,203	—	—
Balanced funds	12,528,642	12,528,642	—	—
Investment in Cephalon, Inc.	12,445,213	12,445,213	—	—
Total	$225,502,611	$225,502,611	$—	$—

As of December 31, 2009 our fair value assets include:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies:
Equity funds	$107,606,331	$107,606,331	$—	$—
Target retirement funds	21,786,795	21,786,795	—	—
Bond funds	19,579,783	19,579,783	—	—
Short-term reserve funds	14,264,550	14,264,550	—	—
Balanced funds	7,511,787	7,511,787	—	—
Investment in Cephalon, Inc.	12,661,873	12,661,873	—	—
Total	$183,411,119	$183,411,119	$—	$—

3.              Investments

Investments constituting five percent or more of the Plan’s net assets are as follows:

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

	December
	2010	2009
Vanguard 500 Index Fund Investor Shares	$17,767,532	$14,292,078
Vanguard Prime Money Market Fund	15,579,203	14,264,550
Vanguard Total Bond Market Index Fund Investor Shares	14,632,051	11,652,826
Royce Fund: Royce Premium Fund; Investment Class Shares	13,863,300	11,030,921
Vanguard PRIMECAP Fund	13,219,828	10,972,111
Vanguard Capital Opportunity Fund	13,016,619	11,739,218
Cephalon, Inc. Company Stock Fund	12,445,213	12,661,873
Vanguard Wellington Fund Investor Shares**	12,528,642	7,511,787
Vanguard Windsor II Fund Investor Shares	11,616,991	9,807,490
Franklin Templeton Growth Fund, Class A*	—	9,969,453

* Did not represent five percent or more of the Plan’s Net Assets in 2010.

** Did not represent five percent or more of the Plan’s Net Assets in 2009.

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
Mutual funds	$20,604,453	$28,645,111
Cephalon, Inc. Company Stock Fund	(100,729)	(2,625,482)
Net appreciation (depreciation)	$20,503,724	$26,019,629

4.              Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to change, amend or terminate the Plan, subject to the provisions of ERISA.

5.              Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan sponsor by letter dated May 12, 2011, that the Plan, as amended through December 30, 2009, is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan has subsequently been restated; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

6.              Related Party Transactions

Certain Plan investments are shares of mutual funds managed by The Vanguard Group.  The Vanguard Group is an affiliate of Vanguard Fiduciary Trust Company (“VFTC”), the trustee of the Plan.  Therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.

The Plan invests in Company Stock; such transactions in Company Stock are exempt related party transactions. During the years ended December 31, 2010 and 2009, the Plan purchased shares of Company Stock having values of $1,496,592 and $1,617,566, respectively, and sold shares of Company Stock having values of $1,487,246 and $688,409, respectively, as directed by participants.  Loans to participants also qualify as exempt party-in-interest transactions.

7.              Risks and Uncertainties

The Plan provides for various investment options in any combination of certain mutual funds and Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risk. Due to the level of the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.              Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2010	2009

Net assets available for benefits per the financial statements	$231,010,124	$188,027,353
Less: Deemed distributions	(1,532)	(1,532)
Net assets available for benefits per the Form 5500	$231,008,592	$188,025,821

Deemed distributions are loans that are deemed uncollectible and treated as a payment of benefits.

9.              Subsequent Events

We have evaluated subsequent events through June 23, 2011, the date at which our financial statements were issued.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

Teva Pharmaceuticals Merger Agreement

In early May 2011, Cephalon announced together with Teva Pharmaceutical Industries Ltd. (“Teva”) that their companies’ respective Boards of Directors have unanimously approved an Agreement and a Plan of Merger (the “Merger Agreement”) under which Teva will acquire all of the outstanding shares of Cephalon for $81.50 per share in cash.  The transaction, which is not conditioned on financing, is subject to the satisfaction of customary closing conditions, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and clearance by the European Commission under the EC Merger Regulation, as well as the approval of Cephalon stockholders.  The transaction is expected to be completed in the third quarter of 2011.  The effect on the Plan of this merger agreement has not yet been determined.

Cephalon Stock Fund

Effective March 31, 2011, participants are no longer able to contribute to the Cephalon Inc. Company Stock Fund.  On or about December 31, 2011, the Cephalon, Inc. Company Stock Fund will be removed from the plan’s investment lineup.

Cephalon, Inc.	Plan Number 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	E.I.N. 23-2484489
As of December 31, 2010

Identity of Issue	Description of Investment	Current Value

Royce Fund: Royce Premium Fund; Investment Class Shares	Registered Investment Company	$13,863,300
Royce Total Return Fund-Financial Intermediary Shares	Registered Investment Company	5,053,934
T. Rowe Price Mid-Cap Value Fund, Inc.	Registered Investment Company	7,217,360
*Vanguard 500 Index Fund Investor Shares	Registered Investment Company	17,767,532
*Vanguard Capital Opportunity Fund Investor Shares	Registered Investment Company	13,016,619
*Vanguard Equity Income Fund Investor Shares	Registered Investment Company	5,724,399
*Vanguard Explorer Fund Investor Shares	Registered Investment Company	7,994,556
*Vanguard Intermediate-Term Treasury Fund Investor Shares	Registered Investment Company	9,075,753
*Vanguard Mid-Cap Index Fund Investor Shares	Registered Investment Company	8,026,481
*Vanguard Morgan Growth Fund Investor Shares	Registered Investment Company	10,279,045
*Vanguard PRIMECAP Fund Investor Shares	Registered Investment Company	13,219,828
*Vanguard Prime Money Market Fund	Registered Investment Company	15,579,203
*Vanguard Small-Cap Index Fund Investor Shares	Registered Investment Company	686,550
*Vanguard Target Retirement 2005 Fund	Registered Investment Company	1,696,309
*Vanguard Target Retirement 2010 Fund	Registered Investment Company	1,947,092
*Vanguard Target Retirement 2015 Fund	Registered Investment Company	1,680,935
*Vanguard Target Retirement 2020 Fund	Registered Investment Company	7,392,605
*Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,819,684
*Vanguard Target Retirement 2030 Fund	Registered Investment Company	11,180,609
*Vanguard Target Retirement 2035 Fund	Registered Investment Company	2,749,608
*Vanguard Target Retirement 2040 Fund	Registered Investment Company	1,552,128
*Vanguard Target Retirement 2045 Fund	Registered Investment Company	889,379
*Vanguard Target Retirement 2050 Fund	Registered Investment Company	207,052
*Vanguard Target Retirement 2055 Fund	Registered Investment Company	—
*Vanguard Target Retirement Income	Registered Investment Company	625,711
*Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	14,632,051
*Vanguard Total International Stock Index Fund	Registered Investment Company	4,141,945
*Vanguard Total World Stock Index Fund Investor Shares	Registered Investment Company	10,892,097
*Vanguard Wellington Fund Investor Shares	Registered Investment Company	12,528,642
*Vanguard Windsor II Fund Investor Shares	Registered Investment Company	11,616,991
*Cephalon, Inc. Company Stock Fund	Company Stock Fund	12,445,213
*Participant Loan Fund	Loans maturing at various dates through January, 2041 with interest rates: 4.25% to 9.25%	4,063,073

		$229,565,684

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CEPHALON, INC. 401(k) PROFIT SHARING PLAN

Date: June 23, 2011	By:	/s/ CARL A. SAVINI
Carl A. Savini
Executive Vice President and Chief Administrative Officer Cephalon, Inc.

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consents of Independent Registered Public Accounting Firms.